CorVu Corporation
                        3400 West 66th Street, Suite 445
                                 Edina, MN 55435

April 13, 2006

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 E Street, N.E.
Washington, D.C. 20549

RE:      CORVU CORPORATION
         FORM 10-KSB FOR FISCAL YEAR ENDED JUNE 30, 2005
         FORMS 10-QSB FOR FISCAL QUARTERS ENDED SEPTEMBER 30, 2005 AND DECEMBER 31, 2005
         FILE NO. 000-29299
         YOUR LETTER DATED APRIL 12, 2006

Dear Mr. Krikorian:

                  We have received your letter dated April 12, 2006 with respect to the above-referenced filings. At this point in time, we intend on providing a response to your comments by May 5, 2006. This time is necessary due to other things that we are currently working on including the filing of Form 10-QSB for the quarterly period ended March 31, 2006.

         If you have any questions regarding this, please feel free to contact me at 952-843-7701.

Sincerely,



/s/ Joseph J. Caffarelli
Joseph J. Caffarelli
Chief Executive Officer
CorVu Corporation